For media enquiries please contact James Rickards on
Tel: 61 2 8274 5304 Mob: 0419 731 371. For
investor/analyst enquiries please contact Steve Ashe on
Tel: 61 2 8274 5246 or Mob: 0408 164 011

21 December 2004

James Hardie signs Heads of Agreement

James Hardie Industries NV (JHINV) today announced it had signed a Heads of Agreement with the Australian Council of Trade Unions (ACTU), Unions New South Wales, asbestos support groups and the New South Wales Government, to provide long-term funding of asbestos related personal injury claims against former JHINV companies. James Hardie made a voluntary funding proposal to the Jackson Commission in July 2004 and is pleased to have now reached agreement on the principles on which James Hardie will provide voluntary funding. These include:

•	the establishment of a Special Purpose Fund (SPF) to compensate asbestos victims;

•	initial funding of the SPF by James Hardie on the basis of the November 2004 KPMG Actuaries’ report (which provided a net present value central estimate of $1.5 billion in present and future claims at 30 June 2004). The actuarial assessment is to be updated annually;

•	a two year rolling cash ‘buffer’ in the SPF and an annual contribution in advance based on actuarial assessments of expected claims for the next three years, revised annually;

•	a cap on the annual James Hardie payments to the SPF, initially set at 35% of annual net operating cash flow of the JHINV Group for the immediately preceding financial year, with provision for the percentage to decline over time depending on James Hardie’s financial performance and the claims outlook; and

•	no cap on individual payments to proven claimants.

The Heads of Agreement will form the basis of a Principal Agreement to be settled between JHINV and the NSW Government which, in turn, will require the support of JHINV’s lenders and shareholders. The Principal Agreement is to be a legally binding agreement.

Based on KPMG Actuaries’ assessment and expectations of James Hardie’s future financial performance, the arrangement is intended to allow payments to be made by the SPF to all future proven claimants against the former James Hardie subsidiaries for asbestos-related diseases. However, it should be recognised that because the number of claimants and the amounts that the courts may award is uncertain and James Hardie may not perform as currently projected, no absolute assurance on this can be given.

James Hardie has already paid out some A$450 million in asbestos compensation. No legitimate claimant to date has gone unpaid.

JHINV Chairman Meredith Hellicar said: “The ACTU, NSW Government and asbestos support groups have worked with James Hardie to reach an agreement which we believe is in the best interests of claimants, shareholders, employees and all other stakeholders.

“All parties involved in the recent negotiations have agreed it is in the interests of asbestos claimants that James Hardie is, and remains, financially strong and able to continue to fund its growth. The proposed funding arrangements allow this and James Hardie will be able to continue to successfully grow its business.”

Ms Hellicar said the agreement was an important first step towards rebuilding the reputation of James Hardie over the coming months and years.

“I regret any stress caused to asbestos disease sufferers and their families by the unintentional funding shortfall of the MRCF, and hope that this announcement will ease the concern of those sufferers and their families.

“I also commit myself to the task of rebuilding the reputation of James Hardie over the coming months and years for the sake of our many employees, customers, shareholders and other stakeholders.

“This agreement follows the original intention of the Board of James Hardie in setting up the Medical Research and Compensation Foundation (MRCF) to properly fund the MRCF. It is expected to provide claimants and their families with assurance that their claims will be met, based on all of the data and estimates available to us.

“It is an historic agreement and our commitment reflects the fact — corroborated by the findings of Commissioner Jackson — that James Hardie did not restructure its affairs nor move to the Netherlands to avoid liability for asbestos claims. The Board is pleased with this agreement and looks forward to finalising the Principal Agreement and taking it to our lenders and shareholders for their consideration.”

Ms Hellicar said that the company and the NSW Government will now move to settle the terms of the Principal Agreement whilst waiting on the outcome of the NSW Government’s Review of Legal and Administrative Costs in Dust Diseases Compensation Claims. This Review is expected to have a significant impact on the financial strength of the proposed Special Purpose Fund and the affordability and sustainability of James Hardie’s funding proposal.

End

A briefing on the Heads of Agreement follows.

Heads of Agreement — Briefing

This document provides key facts about the Heads of Agreement reached between James Hardie Industries NV (JHINV), The Australian Council of Trade Unions (ACTU), Unions New South Wales, asbestos support groups and the New South Wales Government.

Before the funding arrangement can be finalised, the NSW Government Review of Legal and Administrative Costs in Dust Diseases Compensation Claims (announced on 18 November 2004) will need to be completed and considered and any resulting reforms adopted. James Hardie will need lender and shareholder approval of the funding arrangement.

Key Principles

The two key principles underlying the Heads of Agreement are:

1)	James Hardie will provide funding on a long-term basis to a Special Purpose Fund which will be applied to paying proven claims now and into the future, and in dealing with claims; and

2)	That to achieve this, James Hardie has to remain profitable and strong and be able to continue to successfully grow its business.

The Heads of Agreement includes the following key financial terms:

Special Purpose Fund

•	A Special Purpose Fund (SPF) will be created to compensate proven asbestos claimants. A majority of directors of the SPF will be appointed by James Hardie.

Annual Actuarial Assessment

•	There will be an annual actuarial assessment of the liabilities of the SPF in order to take into account the uncertainties associated with actuaries’ projections. This will enable the projections to be regularly updated in line with the actual claims experience and claims outlook.

•	Subject to the Annual Cash Flow Cap described below, James Hardie will make contributions to the SPF based on these annual actuarial assessments.

Buffer

•	Subject to the Annual Cash Flow Cap described below, at the start of each year James Hardie will ensure that the SPF has a two-year rolling cash “buffer” and one year’s contribution based on the annual actuarial assessment of expected claims for the next three years.

•	Assuming legal costs as a percentage of compensation paid to claimants (currently running at approximately 36%) fall to 20% over a three year period, the initial three year amount is expected to be $239 million (based on KPMG Actuaries’ estimate of liabilities as at 30 June 2004). The contribution by James Hardie in the year ending 31 March 2006 will be reduced by assets to be contributed by the Medical Research and Compensation Foundation which are expected to be approximately $125 million. As anticipated payments during the first three years of the SPF are expected to exceed the Annual Cash Flow Cap described below, James Hardie expects to make an additional net payment of approximately $22 million in the year ending 31 March 2006 to cover the period to 31 March 2008.

•	This means that (subject to the Annual Cash Flow Cap) there should be a maximum of three years’ funding available in the SPF at the start of each year which, during the course of the year, should reduce to an estimated two years of funding as claims are recognised and paid out. The funding will then be topped up by James Hardie (subject to the operation of the Annual Cash Flow Cap) at the start of the next year so that it again represents three years of projected claims based on the then current annual actuarial assessment. This dynamic structure should provide greater security to present and future claimants as the SPF should be better able to reflect changes in the incidence of claims and/or changes in the financial performance of James Hardie.

Annual Cash Flow Cap

•	There will be a Cash Flow Percentage Cap (“CFPC”) on the annual James Hardie payments to the SPF in all years except the first year. It is not intended that there will be any caps on payments by the SPF to individual claimants. The CFPC will be initially set at 35% of James Hardie’s net operating cash flow for the immediate preceding financial year. Net operating cash flow for the purposes of the cap will be equivalent to James Hardie’s cash flow provided by operating activities as set out in its audited accounts and will therefore be after taxes, interest, changes in working capital and asbestos claims payments.

•	The 35% level is designed to ensure that all proven claimants can be paid whilst preserving the financial health and growth prospects of James Hardie. All parties recognise that James Hardie’s continuing success is crucial to the long term security of the future payments. However, because the number of claimants and the amounts that the courts may award is uncertain and James Hardie may not perform as currently projected, no absolute assurance on this can be given.

Changes in the level of Annual Cash Flow Cap

•	After the year ending 31 March 2011, the Heads of Agreement provides that the CFPC may reduce in increments of 5% (to a floor of 10%), provided that the annual contributions are, on average, lower than the reduced CFPC level for the four years preceding the reduction, and that the CFPC cannot reduce by more than 5% in any four year period. There is also provision for the CFPC to increase in certain circumstances, although never above 35% and never by more than one increase of 5% above a previously reduced cap level.

•	The practical impact of the above cap, and conditions for changes in the level of the cap, is that the earliest that the CFPC could step down would be to 30% in the year ending 31 March 2012, to 25% for 2016, to 20% for 2020, to 15% for 2024 and to 10% for 2028 depending on the claims experience, anticipated claims payments and the financial performance of James Hardie.

•	Based on current actuarial estimates (KPMG Actuaries’ central estimate of liabilities of $1.5 billion as at June 30 2004) and expectations of James Hardie’s future financial performance, the proposed caps are intended to allow payments to claimants to be properly funded and to have the benefit of a significant contingency provision.

Legal Costs

All parties to the negotiations recognise the importance of achieving substantial legal and administrative cost savings in the claims management process in order to improve the financial position of the SPF, and therefore the security of future claimants, over the long-term.

Legal and administrative costs incurred in asbestos claims against the former James Hardie companies now owned by the MRCF have an estimated net present value of approximately $410 million. This high level of costs (equivalent to 36% of payments projected to be paid to claimants by the SPF) has a major adverse effect on the long-term strength of any funding proposal over the lengthy time period proposed by James Hardie (at least 40 years but potentially as long as 70 years).

The expected claims (net of insurance and other recoveries) based on the KPMG Actuaries’ report as at 30 June 2004 are set out below, together with the expected net claims assuming that legal costs as a percentage of compensation paid to claimants is reduced from their extraordinarily high current level of 36% to 27.5%, 20% and 12.5% per cent respectively.

For this reason, the outcome of the recently-announced NSW Government Review of Legal Costs and Administrative Costs in Dust Diseases Compensation Claims is expected to have a critical impact on the long-term financial strength of the proposed Special Purpose Fund and the affordability and sustainability of James Hardie’s funding proposal.

Timetable

The Principal Agreement contemplated by the Heads of Agreement is expected to be finalised shortly after the outcome of the NSW Government Review is known (anticipated to be in early

March 2005). Whereas the Heads of Agreement is non-binding, the Principal Agreement will be a legally binding and enforceable Agreement.

Subject to an assessment by the Board of JHINV of the affordability of the funding arrangement in light of the likely financial impact of any proposed reforms flowing from the NSW Government Review, and subject to receiving the support of its lenders and the findings of an independent expert’s report (commenting on whether the voluntary funding proposal is in the interests of JHINV shareholders), the Board intends that shareholders consider the proposal at a general meeting, expected to be held mid-2005.

End

Media Enquiries:

James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

www.jameshardie.com

Disclaimer

This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	Statements based on KPMG’s actuarial analysis of future claims on which we have relied;

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Long-term funding of personal injury claims against former subsidiary companies 21 December 2004

Overview Background Heads of Agreement Key Elements Special Purpose Fund Funding Arrangements Other Matters Impact on James Hardie Other Matters Conditions Timing

Background Special Commission of Inquiry into Establishment of Medical Research and Compensation Foundation (MRCF) reported 21 September 2004 Establishment of MRCF legally effective No legal liability for MRCF funding shortfall Did not restructure nor move to Netherlands to avoid liability for asbestos claims However, as a practical matter, James Hardie would risk adverse legislative, regulatory and customer responses unless adequate provision is made for asbestos liabilities relating to former subsidiaries James Hardie's voluntary proposal (made 14 July 2004) for funding future claims under a scheme "an appropriate starting point for negotiations" - not subsequently adopted NSW Government delegated the initial negotiation phase to the ACTU/Unions NSW

Heads of Agreement Funding arrangement intended to allow James Hardie to remain profitable, financially strong and to fund growth Funding arrangement intended to allow payments to be made by Special Purpose Fund (SPF) to all existing and future proven claimants - but no absolute assurance can be given that funding is sufficient Heads of Agreement not binding but will form basis of Principal Agreement (subject to shareholder approval and consents from lenders)

Heads of Agreement Key Elements Non-binding Heads of Agreement for voluntary long-term funding signed 21st December 2004 Key elements include: Establishment of a SPF Initial funding of SPF by James Hardie to be based on KPMG Actuaries report at 30 June 2004 - discounted central estimate A$1.5bn James Hardie to make payments to SPF Annual contribution by James Hardie to SPF based on annual actuarial assessments A rolling two year cash buffer is to be established in SPF Cap on annual contributions after 1st year based on a percentage of net operating cashflow - initial cap 35%, with phased reduction to 10% possible over time

Heads of Agreement - Special Purpose Fund Structure of SPF under consideration Majority of SPF Board to be appointed by James Hardie SPF likely to be accounted for as a James Hardie subsidiary in consolidated financials

Heads of Agreement - Funding Arrangements Actuarial Data Annual contribution to SPF to be based on latest actuarial data - annual actuarial assessments Initial funding based on KPMG Actuaries 30 June 2004 report. James Hardie and KPMG also to consider: Outcome of NSW Government Review of legal and administrative costs Actual and expected claims experience

Heads of Agreement - Funding Arrangements Fund Buffer and Initial Payment A 2 year rolling buffer to be established plus annual contribution Initial contribution: Discounted central estimate for claims (gross) in 2 year period ending 31 March 2007 Discounted central estimate for claims (gross) for YE 31 March 2008 Contribution amount reduced to reflect net asset position of MRCF "Smoothing" adjustment - increases initial contribution with corresponding reduction over the following 2 years

Heads of Agreement - Funding Arrangements Ongoing Annual Payment Buffer and 3rd year payment process re-occur at start of each year Revised actuarial assessment undertaken at 31 March each year (contributions due 1 July each year) SPF expected to have between 2 and 3 years of funding at any one point in time

Heads of Agreement - Funding Arrangements Annual Funding Cap Expressed as a % of net operating cashflow Defined as: operating cashflow after tax, interest and changes in working capital and asbestos payments, but before capital expenditure and dividends Not less than 65c in each $1 of net operating cashflow to be available for other corporate purposes (i.e. capital expenditure, dividends/buy-backs/capital returns, debt reduction and/or acquisitions)

Heads of Agreement - Funding Arrangements Annual Funding Cap "Step-Down" Takes account of actual level of claims and JHINV's operational performance Maximum cap of 35% and minimum cap of 10% Cap can reduce in 5% increments - but no reduction before YE 31 March 2012 Step-down permitted if previous 4 year contribution average (as a % of net operating cashflow for the corresponding period) is below the next 5% level down Where percentage stepped-down to 30% or below, a step-up to next 5% required if contribution (as percentage of cash flow) is above current cap. Maximum step up is one level only

Heads of Agreement - Funding Arrangements Funding Term Cap A final payment can be made at 2045 - subject to NSW Government approval If parties unable to agree final payment, term will extend a further 10 years - then agreement on final payment sought again In absence of any agreement on final payment, agreement continues without provision for final payment

Heads of Agreement - Other Matters Releases from Civil Liability James Hardie and associated entities/persons to be released from civil claims relating to the manufacture of asbestos and corporate actions in respect of establishment of MRCF/ABN60 Release for James Hardie group companies conditional on James Hardie meeting key funding and other obligations under Principal Agreement NSW Government will endeavour to legislate to extinguish other possible asbestos-related non-civil liabilities against JHINV and the former subsidiaries NSW Government to promise no adverse or discriminatory legislative or regulatory action directed at JHINV, the SPF or the former subsidiaries

Impact on James Hardie KPMG Claims Profile 0 20 40 60 80 100 120 140 160 180 2005 2007 2009 2011 2013 2015 2017 2019 2021 2023 2025 2027 2029 2031 2033 2035 2037 2039 2041 2043 2045 2047 2049 2051 2053 2055 2057 2059 2061 2063 2065 2067 2069 2071 KPMG Claims Payment Profile (Gross) KPMG Claims Payment Profile (Net of insurance & other recoveries assuming legal costs of 36.0%) KPMG Claims Payment Profile (Net of insurance & other recoveries assuming legal costs of 27.5%) KPMG Claims Payment Profile (Net of insurance & other recoveries assuming legal costs of 20.0%) KPMG Claims Payment Profile (Net of insurance & other recoveries assuming legal costs of 12.5%) A$m Year ending 31 March

Impact on James Hardie Initial Payment - expected in FY06 All figures as at 31 March 2005 A$m Initial "smoothing" payment 71 3 years projected gross claims to 2008 (discounted) 239 Required 2 year buffer 156 Year 3 discounted payment 83 Less reduction of discounted gross claims due to "smoothing" (49) Less fund net assets expected to be contributed by MRCF (125) JHINV payments in FY06 136 Note: "gross claims" is before insurance and other recoveries. Analysis assumes median 20% legal costs.

Impact on James Hardie Expected Payments to SPF Assumes net operating cashflow of James Hardie is sufficient to ensure cashflow cap does not operate 0 20 40 60 80 100 120 140 160 2006 2008 2010 2012 2014 2016 2018 2020 2022 2024 2026 2028 2030 2032 2034 2036 2038 2040 2042 2044 2046 2048 2050 2052 2054 2056 2058 2060 2062 2064 2066 2068 2070 SPF Claims Payment Profile (assuming median 20% legal costs) JHINV payments A$m Year end 31 March

Impact on James Hardie Annual Cashflow Caps - Best Case Scenario Note: Annual contribution is lesser of payment based on annual actuarial assessment and annual cashflow cap 0% 5% 10% 15% 20% 25% 30% 35% 40% 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 Annual cash flow cap 35% 30% 25% 20% 15% 10% % Year end 31 March

Impact on James Hardie Expected Net Assets of SPF Note: Assumes contribution is always below annual cashflow cap 0 50 100 150 200 250 300 350 2006 2008 2010 2012 2014 2016 2018 2020 2022 2024 2026 2028 2030 2032 2034 2036 2038 2040 2042 2044 2046 2048 2050 2052 2054 2056 2058 2060 2062 2064 2066 2068 2070 SPF Net Assets SPF Claims Payment Profile (assuming median 20% legal costs) Net Assets (A$m) Year Ending 31 March Asset "buffer"

Impact on James Hardie Balance Sheet FAS 5: probable and estimable Provisions for 5 -15 year's of asbestos liabilities normal in US Options under US GAAP to be assessed: Amount Timing Discounted/undiscounted basis James Hardie's funding obligations to SPF will rank behind senior lenders

Impact on James Hardie Taxation Tax deductibility of payments by James Hardie to SPF has been assumed Confident of being achieved

Other Matters Education Program and Medical Research James Hardie will contribute to an asbestos education program in Australia James Hardie will commit to continue funding medical research into asbestos-related diseases

Conditions The voluntary long-term funding agreement is subject to: Completion and implementation of NSW Government Review of legal and administrative costs The NSW Government to provide legislative change to adopt efficiencies and facilitate implementation of agreement JHINV Board determination that final agreement is in JHINV's interests Receipt of an independent expert's report confirming the proposal Approval of lenders to JHINV JHINV shareholder approval

Estimated Timing NSW Government Costs Review - February/March 2005 Negotiation of binding agreement - to March 2005 Explanatory memorandum including independent experts report sent to JHINV shareholders and commencement of EGM notice period - May 2005 JHI NV shareholder meeting and subsequent enactment of legislation - June 2004 Note: This is a best estimate only and is highly dependent on third parties meeting timetable expectations

Disclaimer This presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include: Statements based on KPMG's actuarial analysis of future claims on which we have relied; projections of our operating results or financial condition; statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Long Term Funding of Personal Injury Claims Against Former Subsidiary Companies